CONSOL ENERGY INC.

275 Technology Drive, Suite 101

Canonsburg, Pennsylvania 15317-9565

(724) 416-8300

November 1, 2024

VIA EDGAR

United States Securities and Exchange Commission

Office of Energy & Transportation

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	John Coleman

Craig Arakawa

Re:	CONSOL Energy Inc.

Form 10-K for the Fiscal Year Ended December 31, 2023

Filed February 9, 2024

File No. 001-38147

Dear Messrs. Coleman and Arakawa:

On behalf of CONSOL Energy Inc. (“CONSOL” or the “Company”), set forth below are responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated October 25, 2024 (the “Comment Letter”), relating to the Form 10-K (File No. 001-38147) filed by the Company on February 9, 2024 (the “Form 10-K”).

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below. Capitalized terms not otherwise defined in this letter have the meanings given to them in the Form 10-K.

Form 10-K

Item 1. Business, page 6

1.	Please confirm that you will revise subsequent annual filings to address the following with respect to your S-K 1300 mineral property disclosure:

•	Cleary identify material properties and non-material properties;

•

Include the commodity price and the point of reference, for example in-situ, mill feed, saleable or recoverable product, etc, with your summary resource table and your summary reserve table as required by Item 1303(b)(3) of Regulation S-K;

•

Include the commodity price, cut-off grade, point of reference, and process recovery factor with your individual property reserve tables as required by Item 1304(d)(1) of Regulation S-K. To the extent you do not use a traditional cut-off grade include a brief description of the parameters and assumptions that distinguishes material deemed to have no economic value from material deemed to have economic value, for example minimum quality specifications; and

Mr. John Coleman

Mr. Craig Arakawa

November 1, 2024

•	For each material property include the information required under Item 1304(e) of Regulation S-K.

Company Response:

The Company acknowledges the Staff’s comment and will revise subsequent annual filings to clearly identify material properties and non-material properties with respect to the Company’s S-K 1300 mineral property disclosure and for each material property identified in such disclosure to include the information required under Item 1304(e) of Regulation S-K.

The Company will also revise subsequent annual filings to include the information required by Item 1303(b)(3) of Regulation S-K in the Company’s summary resource table and summary reserve table, including the commodity price and the point of reference. In addition, the Company will revise its individual property reserve tables to include the items listed above in the third bullet point to the extent required by Item 1304(d)(1) of Regulation S-K. The Company respectfully advises the Staff that a traditional cut-off grade is not used by the Company to determine the economic value of its coal reserves because the economic value of a project for the Company is not based on the concentration of minerals in a deposit, but rather by the seam thickness and geological conditions as a minimum seam thickness is required for the ore to be viably mined utilizing the mining methods employed by the Company. In its subsequent annual filings and technical report summaries, the Company will revise its disclosure to clarify the basis for its estimates of the economic value of its coal reserves.

Item 15. Exhibit Index 96.1, page 127

2.

We have the following observations regarding your Pennsylvania Mining Complex technical report summary. Please consult with your qualified person and confirm that you will revise subsequent technical report summaries to address each of these items. Please note that to the extent these items apply to your other technical report summaries we would expect similar revisions to address our observations.

•

Include the qualified person’s estimates of cut-off grade based on assumed costs and commodity prices that provide a reasonable basis for establishing the prospects of economic extraction for mineral resources, as required by Item 601(b)(96)(iii)(B)(11)(iii) of Regulation S-K;

•

Include the qualified person’s estimates of cut-off grades based on detailed cut-off analysis that includes a long term price that provides a reasonable basis for establishing that the project is economically viable, as required by Item 601(b)(96)(iii)(B)(12)(iii) of Regulation S-K;

•	State the accuracy level of the capital and operating cost estimates as required by Item 601(b)(96)(iii)(B)(18)(i) of Regulation S-K; and

•	Include the entire discounted cash flow analysis to comply with Item 601(b)(96)(iii)(B)(19)(ii) of Regulation S-K.

Mr. John Coleman

Mr. Craig Arakawa

November 1, 2024

Company Response:

The Company acknowledges the Staff’s comment and will revise subsequent technical report summaries for the Pennsylvania Mining Complex to address the qualified person’s estimates that provide a reasonable basis for establishing the prospects of economic extraction for mineral resources and that the project is economically viable, state the accuracy level of the capital and operating cost estimates included in such technical report summaries and present the discounted cash flow analysis in a form that complies with the requirements of Item 601(b)(96)(iii)(B)(19)(ii) of Regulation S-K. To the extent the bulleted items listed in Comment 2 above apply to the Company’s other technical report summaries, the Company will revise subsequent technical report summaries for the Company’s other applicable properties to address such items.

***

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (724) 416-8335 or by email at MiteshThakkar@consolenergy.com.

/s/ Miteshkumar B. Thakkar
Miteshkumar B. Thakkar
President and Chief Financial Officer

cc:	Matthew Tyree, CONSOL Energy Inc.

Hannah Thompson Frank, McGuireWoods LLP